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               [Letterhead of Louisiana Public Service Commission]

                                December 23, 1996


Ms. Kathleen D. Alexander                          Mr. I. Jay Golub
Vice President and General Counsel                 Baker & Botts, L.L.P.
Arkla, a Division of NorAm Energy Corp.            One Shell Plaza
P. O. Box 751                                      910 Louisiana
Little Rock, Arkansas 72203                        Houston, Texas 77002

Mr. Paul W. Plunket, III                           Mr. Hugh Rice Kelly
Vice President and General Counsel                 Senior Vice President and General Counsel
Entex, a Division of NorAm Energy Corp.            Houston Lighting & Power Company
P. O. Box 2628                                     P.O. Box 61867
Houston, Texas 77252-2628                          Houston, Texas 77001

         RE: JOINT APPLICATION BY ARKLA, ENTEX, NORAM ENERGY CORP.,
         HOUSTON INDUSTRIES INCORPORATED, HOUSTON LIGHTING AND POWER COMPANY AND HI MERGER, INC. FOR NON-OPPOSITION TO A MERGER TRANSACTION.

Dear Ladies and Gentlemen:

         This letter is in response to the Joint Application filed by the above named parties with the Louisiana Public Service Commission (the "Commission" or "LPSC") September 10, 1996 for non-opposition to an Agreement and Plan of Merger (the "Merger Agreement") entered into among the joint applicants on August 11, 1996.

         The Commission Staff has reviewed the following with regard to this matter:

         1) September 6, 1996 Joint Application for Approval of, or Non-Opposition to, A Merger Transaction, and the Exhibits made part thereof, which include the Merger Agreement;
         2) Each of the eighteen (18) factors listed in the Commission's March 18, 1994 General Order pertaining to mergers and acquisitions; and
         3) Notice of Publication of the proposed merger transaction in the Commission Bulletin, which was published for opposition September 20, 1996.

         The parties to the merger are: 1) Houston Industries Incorporated;
2) Houston Lighting and Power Company; 3) HI Merger, Inc.; 4) NorAm Energy Corp.; 5) Arkla, a division of NorAm Energy Corp.; and 6) Entex, a division of NorAm Energy Corp.



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                  NorAm Energy Corp. is a Delaware corporation, qualified to do business in Louisiana. NorAm's principal offices are located in Houston, Texas. Through its Arkla, Entex and Minnegasco gas distribution divisions, NorAm is the nation's third-largest natural gas distribution utility in terms of number of customers, providing service to over 2.7 million customers in six states.

         Arkla operates a natural gas distribution business in Louisiana, Arkansas and Oklahoma. In Louisiana, Arkla serves approximately 132,335 customers primarily in North Louisiana. Arkla's principal Louisiana offices are located at 525 Milam Street, 12th Floor, Shreveport, Louisiana. Entex operates a natural gas distribution business in Louisiana, Mississippi and Texas. Within Louisiana, Entex serves approximately 127,019 customers, primarily in South Louisiana. Entex's principal Louisiana offices are located at 2500 La. Highway 14, New Iberia, Louisiana. Arkla and Entex are public utilities and are subject to the jurisdiction of the LPSC.

         Houston Industries Inc. is currently a holding company and its principal subsidiary, Houston Lighting and Power Company, is the ninth largest electric utility in the United States in terms of electric sales. Houston Lighting and Power Company is engaged in the generation, transmission, distribution and sale of electric energy. Houston Lighting and Power Company's service area covers a 5,000-square mile area on the Texas Gulf Coast, including Houston. At present, Houston Industries Inc. has no natural gas utility operations. HI Merger, Inc. is a wholly-owned subsidiary of Houston Industries Inc., founded in August of 1996 to facilitate the merger.


         The Parties state that they are undertaking the merger primarily for strategic reasons. Over time, as the energy business changes, the Parties see a convergence of the gas and electric business. The Parties believe that by combining the expertise and financial resources of the companies, the merger will strengthen and prepare both companies to meet growing competition in all energy markets and to meet the future energy needs of their customers.

         The Merger Agreement provides that under the expected form of the merger (the "Expected Structure"), Houston Industries Inc. and Houston Lighting and Power Company will be combined into a single company (with Houston Lighting and Power Company as the survivor) and NorAm Energy Corp. will become a first tier subsidiary of Houston Lighting and Power Company, which at the time of the merger will be renamed Houston Industries Incorporated. Under the Expected Structure, Entex and Arkla will continue as divisions of NorAm.

         The Parties pledge that the manner of financing the merger will not encumber the utility property of Entex and Arkla and will have no impact on rates charged to customers of Arkla and Entex. However, none of NorAm's $1.4 billion debt will be retired in connection with the transactions.

         Under the Merger Agreement, Houston Industries Inc. will pay approximately $2.5 billion

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for NorAm common stock and equivalents. Houston Industries Inc. will pay $16.00 for each NorAm common share outstanding, approximately 50% of which will be paid in the aggregate in cash and approximately 50% in Houston Industries Inc. common stock. Debt may be incurred to fund payments to NorAm shareholders who choose to take cash as part of the merger consideration. Such debt will not be secured by the utility property of Houston Lighting and Power Company or NorAm, but will be secured by preferred stock issued by Houston Industries, Inc.'s stock in Time-Warner and/or intracompany notes.

         In the proposed merger, Houston Industries Inc. will pay a premium over book value for NorAm as a whole. Houston Industries Inc. has committed that it will not seek to collect the acquisition premium resulting from the merger through the rates of any of the regulated business units. Accordingly, the Parties attest that the merger will not increase rates to customers in any of the states served by NorAm, including Louisiana.

         Because the principal objectives of the merger are strategic, the Parties expect no significant near-term cost savings to result from the merger transaction, so there is little opportunity to generate near-term rate reductions. To the extent that there are net savings that result from the merger, those benefits will be shared with Louisiana customers through the operation of the prevailing LPSC rate orders of Arkla and Entex.

         The Parties expect that the cost allocations impact of the merger will provide a modest benefit to Entex and Arkla. The expected near-term savings are attributable to a reduction in management personnel and the elimination of certain non-management redundancies in certain aspects of some NorAm and Houston Industries Inc. headquarters functions. The total corporate costs of the combined company are thus expected to be somewhat less than the total of the NorAm and Houston Industries Inc. stand-alone costs.

         The Parties assert that the merger will have no adverse effect on the operation of Arkla and Entex or their ability to provide reliable and adequate service. Arkla and Entex will each retain its name and separate identity, will continue to operate in Louisiana in the same way that they operate today and will continue to maintain the level of service they now provide. The merger does not seek any changes in the rates charged by Arkla and Entex to their customers, or in any of their policies with respect to service, employees, operations, financing, accounting, capitalization, depreciation or any other matters affecting the public interest or utility operations. Arkla and Entex will continue to maintain their books and records in accordance with all requirements of the LPSC. Decisions regarding operations will remain with Arkla and Entex.

         Under the Expected Structure of the Merger Agreement, the jurisdiction and ability of the LPSC to effectively regulate and audit the operations of Entex and Arkla in Louisiana should be preserved.




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         As stated earlier, notice of the Parties' Joint Application was published in the Commission's September 20, 1996 Bulletin to provide an opportunity for interested persons opposed to the Merger Agreement to file oppositions thereto within 25 days from the date of publication. The 25 day period elapsed October 15, 1996 with no opposition being filed with the Commission.

         On October 14, 1996, Entergy Gulf States, Inc. and Entergy Louisiana, Inc. (collectively "Entergy") filed Interventions in this matter, but did not state that they were opposed to or protested the merger transaction. On December 5, 1996, Entergy filed a Motion to Dismiss its Interventions previously filed in this matter, stating that "Entergy's concerns with the Merger Agreement have been resolved, and Entergy does not intend to participate further in this proceeding."

         The Joint Application came before the Commission at its December 18, 1996 Open Session, after the Staff summarized the Expected Structure of the Merger Agreement as set forth above, on motion of Commissioner Owen, seconded by Commissioner Dixon, and unanimously adopted, the Commission voted to issue this Letter of Non-Opposition to the Expected Structure of the Merger Agreement as described in the Parties' Joint Application dated September 6, 1996 and the Exhibits included therewith.

         This statement of non-opposition of the Commission should be done without prejudice to the authority of the Commission to make investigations and require any reasonably necessary change it may legally find to be in the public interest.


                                                     Sincerely



                                                     Lawrence C. St. Blanc
                                                     Secretary

cc: Commissioners
    LPSC Docketing
    LPSC Utilities
    Mr. Charles Bradley, Louisiana Department of Revenue, Excise Tax Division, P.O. Box 201, Baton Rouge, LA 70821
    Paul F. Guarisco